Mail Stop 0308 							December 8, 2004

VIA U.S. MAIL AND FACSIMILE

Thomas G. Miller
President
S. E. Asia Trading Company, Inc.
1545 E. Interstate 30
Rockwall, Texas 75087

Re:	S. E. Asia Trading Company, Inc.
      Registration Statement on Form SB-1
      File No. 333-118898, Amended December 3, 2004

Dear Mr. Miller:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 10
1. We note your response to our prior comment 6. You state on page
11 that you "will compensate Mr. Miller after the company has reached profitability." But in the next sentence we note that "Mr. Miller has been receiving his salary since February 2004." However, as disclosed on page 15, the maximum sales figure you have achieved so far has been $3,818 in a month and that "the majority of funds are invested in inventories." Reconcile these statements and explain whether you have achieved consistent profitability since February 2004 and whether the profit amounts to at least $2,500 a month, which is Mr. Miller`s monthly salary. If not, explain on what basis Mr. Miller has been drawing his salary, especially when you state unequivocally on page 11 that "his compensation will be based on performance and profitability." Please advise.

Management`s Discussion and Plan of Operations, page 15
2. We note your response to our prior comment 9. You state on page
16 that "the Company`s initial financing needs can and will be met even if the minimum offering amount is raised." Explicitly state whether or not you will be able to obtain sufficient cash to sustain your operations for the next 12 months in the event you cannot raise the minimum offering amount. We reissue the comment.

Principal Shareholders, page 18
3. We note your response to our prior comment 12. You state that your principal shareholders table lists the persons who own "more than 10%" of the outstanding common stock. Revise the statement to state that you have listed all owners of "5% or more" of your securities. Please refer to Item 403(a) of Regulation S-B.

Financial Statements for the period January 28, 2004 (Inception) through September 30, 2004

Note 1. Summary of Significant Accounting Policies

4. We are unclear on how you complied with comment number 21 included in our letter dated November 22, 2004. Please disclose the line item in which you include amounts paid to you by customers for shipping and handling. See EITF-00-10. Please revise or advise with specific reference to the added disclosure.
5. We assume your fiscal year end is December 31. If our assumption is incorrect, you should supplementally advise and disclose your fiscal year end.


*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Adam Phippen, Staff Accountant, at (202)
824-
5549 or James Allegretto, Senior Assistant Chief Accountant, at
(202)
942-1885, if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 942-1776, Ellie Quarles, Special Counsel, at (202) 942-1859, or me at (202) 942-1900 with any other questions.


      Sincerely,




      H. Christopher Owings
      Assistant Director



cc.	J. Hamilton McMenamy, Esq.
	Law Offices of J. Hamilton McMenamy PC
	1450 Meadowpark Building
	10440 North Central Expressway
	Dallas, Texas 75231

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S.E. Asia Trading Company, Inc.
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